EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Six months ended June 30, (in millions, except ratios)	2013
Excluding interest on deposits
Income before income tax expense	$18,380
Fixed charges:
Interest expense	3,851
One-third of rents, net of income from subleases (a)	266
Total fixed charges	4,117
Add: Equity in undistributed loss of affiliates	176
Income before income tax expense and fixed charges, excluding capitalized interest	$22,673
Fixed charges, as above	$4,117
Preferred stock dividends (pre-tax)	555
Fixed charges including preferred stock dividends	$4,672
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.85
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$4,672
Add: Interest on deposits	1,084
Total fixed charges including preferred stock dividends and interest on deposits	$5,756
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$22,673
Add: Interest on deposits	1,084
Total income before income tax expense, fixed charges and interest on deposits	$23,757
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.13

(a)	The proportion deemed representative of the interest factor.